Exhibit 99.4

Annex C: Form of Call Option Agreement

This Call Option Agreement (this “Agreement”), is made and entered as of _______, 2019, by and between _____________, a Chinese company (the “Buyer”) and Hebron Technology Co., Ltd. (“Hebron”).

WHEREAS, the Buyer desires to have the right to purchase all of the equity shares (the “Shares”) of each of Zhejiang Xibolun Automation Project Technology Co., Ltd. (100% interest), Wenzhou Xibolun Fluid Equipment Co., Limited (100% interest) and Xuzhou Weijia Biotechnology Co., Ltd. (49% interest), Chinese operating subsidiaries of Hebron (together, “Xibolun”) held directly or indirectly by Hebron, and Hebron desires to grant such right to the Buyer, pursuant to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual and dependent covenants hereinafter set forth, the parties agree as follows:

1. Grant of Call Option.

(a) Right to Purchase. Subject to the terms and conditions of this Agreement, at any time on or after the date that is six (6) months from the date of this Agreement (the “Call Commencement Date”), the Buyer shall have the right (the “Call Right”), but not the obligation, to cause Hebron to sell all of the Shares to the Buyer at the Call Purchase Price for a period of two (2) years following the Call Commencement Date (as defined in Section 2 of this Agreement). To secure this Call Right, Buyer shall pay a fee of $50,000 to Hebron (the “Call Option Fee”). If and to the extent the Buyer exercises the Call Right, the Call Option Fee shall be credited to the Call Purchase Price (as defined in Section 2 hereof; if Buyer fails to exercise the Call Right prior to its expiration, the Call Option Fee shall be forfeited to the Company, and Buyer shall have no right to refund.

(b) Procedures.

(i) If the Buyer desires to purchase the Shares pursuant to Section 1, the Buyer shall deliver to Hebron a written, unconditional, and irrevocable notice (the “Call Exercise Notice”) exercising the Call Right.

(ii) Hebron shall at the closing of any purchase consummated pursuant to this Section 1(b), represent and warrant to the Buyer that (A) Hebron has full right, title and interest in and to the Shares, (B) Hebron has all the necessary power and authority and has taken all necessary action to sell such Shares as contemplated by this Section 1, (C) the Shares are free and clear of any and all mortgages, pledges, security interests, options, rights of first offer, encumbrances or other restrictions or limitations of any nature whatsoever other than those arising as a result of or under the terms of this Agreement and (D) Hebron shall cooperate in all ways required to ensure the timely transition of the business of Xibolun to the Buyer, including, without limitation, licensing agreements, employment agreements, telephone numbers, email addresses, document servers, and the like.

(iii) Subject to Section 1(c) below, the closing of any sale of Shares pursuant to this Section 1 shall take place no later than 180 days following receipt by Hebron of the Call Exercise Notice. The Buyer shall give Hebron at least ten (10) days’ written notice of the date of closing (the “Call Right Closing Date”).

(c) Consummation of Sale. The Buyer shall pay the Call Purchase Price for the Shares by certified or official bank check or by wire transfer of immediately available funds on the Call Right Closing Date.

(d) Cooperation. Hebron shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 1, including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate.

(e) Closing. At the closing of any sale and purchase pursuant to this Section 1, Hebron shall deliver to the Buyer a certificate or certificates representing the Shares to be sold (if any), accompanied by stock powers and all necessary stock transfer taxes paid and stamps affixed, if necessary, against receipt of the Call Purchase Price.

2. Call Purchase Price.

(a) In the event the Buyer exercises the Call Right hereunder, the purchase price per share at which Hebron shall be required to sell the Shares (the “Call Purchase Price”) shall be equal to the Fair Market Value of the Shares as of the date of the Call Exercise Notice.

(b) For purposes of this Agreement, “Fair Market Value” shall mean the fair market value of Xibolun, determined as follows. Within three (3) days after giving written notice to the other party of its intention to have the matter submitted to appraisal, the Parties shall appoint a qualified and experienced business appraisal firm, to appraise and determine the fair market value. The appraiser shall independently, and without consultation, prepare a written appraisal of the fair market value within thirty (30) days. The Parties have agreed that a mutually agreed reputable third party appraisal company with sufficient U.S. capital and Chinese market expertise and qualification shall be engaged to conduct the appraisal of Xibolun. A determination of fair market value made by such appraisers shall be binding and conclusive as to the subject matter thereof. Both Parties shall share the expenses of the appraisals of Xibolun.

3. Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses indicated below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 3).

If to the Buyer:	______________________________ Facsimile: _____________________ E-mail: ________________________ Attention: _____________________

with a copy to:	______________________________ Facsimile: _____________________ E-mail: _______________________ Attention: _____________________

If to Hebron:	Hebron Technology Co., Ltd. No. 936, Jinhai 2nd Road, Konggang New Area Longwan District Wenzhou City, Zhejiang Province People’s Republic of China Attention: Chief Executive Officer

with a copy to:	Kaufman & Canoles, P.C. Two James Center, 14th Floor 1021 East Cary Street Richmond, Virginia 23219 Telephone: +1 (804) 771-5700 Facsimile: +1 (804) 771-5777 Attention: Anthony W. Basch, Esq.

4. Entire Agreement. This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

5. Successor and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. However, neither this Agreement nor any of the rights of the parties hereunder may otherwise be transferred or assigned by any party hereto, except that if the Buyer shall merge or consolidate with or into, or sell or otherwise transfer substantially all its assets to, another company which assumes the Buyer ’s obligations under this Agreement, the Buyer may assign its rights hereunder to that company. Any attempted transfer or assignment in violation of this Section 5 shall be void.

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6. No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

7. Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

8. Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

9. Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

10. Governing Law; Submission to Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the British Virgin Islands without giving effect to any choice or conflict of law provision or rule that would cause the application of Laws of any jurisdiction other than those of the British Virgin Islands. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the courts of the City of Wenzhou, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by mail to such party’s address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

11. Waiver of Jury Trial. Each party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby. Each party to this Agreement certifies and acknowledges that (a) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action; (b) such party has considered the implications of this waiver; (c) such party makes this waiver voluntarily; and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 11.

12. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall together be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

13. No Strict Construction. The parties to this Agreement have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Call Option Agreement on the date first written above.

By:
Name:	Mr. Anyuan Sun
Title:	Manager

Hebron Technology Co., Ltd.

By:
Name:	Mr. Xianpang Hu
Title:	Director of the Company

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